15202 Graham Street, Huntington Beach, CA 92649

December 2, 2013

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2012

Filed January 10, 2013

Response dated November 8, 2013

File No. 001-14229

Dear Ms. Jenkins:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 21, 2013 (the “SEC Comment Letter”) regarding the above-referenced filing of Quiksilver, Inc. (the “Company”). The response set forth below corresponds with the comment contained in the SEC Comment Letter.

Form 10-K for the Fiscal Year Ended October 31, 2012

Notes to Consolidated Financial Statements, page 51

Note 1 – Significant Accounting Policies, page 51

Goodwill and Intangible Assets, page 52

SEC Comment

1.	We note your response to comment 1 in our letter dated October 17, 2013. We understand that you initially defined your components and reporting units to be your wholesale, retail and e-commerce businesses. We also understand you further assessed qualitative considerations which lead you to conclude that your operating segments were reporting units for impairment testing purposes because the economic similarities permitted aggregating these reporting units. Please provide us with a response that further supports your assessment and conclusion that aggregating these component businesses to perform your impairment testing at the operating segment level is appropriate. For example:

•	Your response states that “the component businesses within a geographic region are very similar from the manner in which they are operated, to their inputs, processes, products and external market conditions.” Please tell us in detail how each business component is “very similar” with each of the others specifically with respect to inputs and processes. Compare that with the overall differences between these components in arriving at your conclusion. For instance, tell us why the wholesale business is very similar to the retail and e-commerce businesses.

•	Please tell us how your customers in the wholesale business, not end customers, are the same customer class that you serve in your retail and e-commerce component businesses.

•	Please elaborate and tell us in detail how you concluded that each of the component businesses shares assets and resources with one another. For example, tell us how closing a group of stores, losing a wholesale customer or performing website maintenance for e-commerce activities may materially affect the other component businesses operated within the same geographic region.

•	Lastly, please provide us with evidence that each of the component businesses demonstrate similar, long-term financial performance to confirm they have economic similarities.

Company Response

We are pleased to provide the Staff additional information regarding our assessment and conclusion that aggregating our component businesses (distribution channels) and performing goodwill impairment testing at the operating segment (geographic regions) level is appropriate.

Before discussing the aggregation of our components for goodwill impairment testing purposes, we would also like to provide some clarification and expanded discussion regarding the identification of our operating segments and our reporting units.

Operating segments. We have identified our geographic regions as our operating segments (and reportable segments) by applying the guidance of FASB ASC 280-10-50-1. Our identification of geographic regions as operating segments has been consistent over many years given that our regions have been the businesses for which discrete financial information has been available that was regularly reviewed by our then Chief Executive Officer (chief operating decision maker or “CODM”) to make decisions about resource allocation. In fiscal year 2012, we began providing expanded public discussion of revenue by brand and revenue by distribution channel in order to provide additional transparency and information which we believed that investors would find useful. However, our then CODM did not review any discrete global or regional financial results of brands or distribution channels. Also, our internal management structure was organized by geographic region, with regional presidents (segment managers) responsible for financial results and operating performance within each geographic region (FASB ASC 280-10-50-7). There was no management assigned with responsibility for global financial results of brands or distribution channels.

As a result of the above, we determined that our geographic regions were our operating and reportable segments in accordance with ASC 280. To be clear, our CODM only reviewed discrete financial information for our geographic regions. As our CODM did not regularly review discrete financial or operational performance at the distribution channel level, these components (distribution channels) do not meet the definition of operating segments. This is a clarification and correction of our letter to the Staff dated November 8, 2013.

Reporting Units under ASC 350. Within our geographic regions (operating segments), we identified our various distribution channels as reporting units (components) as these meet the FASB ASC 350-20-35-34 criteria of a) constituting a business, b) having discrete financial information available, and c) regular review by operating segment management of such component operating results.

Component aggregation. We have aggregated the identified reporting units based on their similar economic characteristics as permitted by FASB ASC 350-20-35-35 which states, in part, “Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.” In addition to similar economics, ASC 280-10-50-11 discusses several areas of focus regarding the determination of such similarity as follows:

“a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment”

We also considered the guidance contained in ASC 350-20-55-6 through 350-20-55-8 regarding the concept of similar economic characteristics as follows:

“Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.

“In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a.	The manner in which an entity operates its business or nonprofit activity and the nature of those operations

b.	Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent)

c.	The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.	Whether the components support and benefit from common research and development projects.

“The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.

“Components that share similar economic characteristics but relate to different operating segments may not be combined into a single reporting unit. For example, an entity might have organized its operating segments on a geographic basis. If its three operating segments (Americas, Europe, and Asia) each have two components (A and B) that are dissimilar to each other but similar to the corresponding components in the other operating segments, the entity would not be permitted to combine component A from each of the operating segments to make reporting unit A.” Each of our operating segments have the same distribution channel components (wholesale, retail and e-commerce). We have complied with the cited guidance by not combining our distribution channel components within each of our operating segments into their own distribution channel reporting units.

Now, with that guidance in mind and to directly respond to the Staff’s request, our conclusion that aggregating our component businesses (distribution channels) within each of our operating segments (geographic regions) is appropriate is based on our evaluation and consideration of the following areas:

1. The nature of the products and services

Each of our component businesses (distribution channels) within each of our operating segments (geographic regions) sells from virtually identical assortments of Quiksilver, Roxy and DC branded apparel, footwear and accessories from the same inventory pool.

2. The nature of the production processes

Quiksilver has regional design centers developing product to meet consumer demand in each geographic region. Some product categories are designed to meet global demand. Regional and global supply chain functions source all products from third party factories and provide quality control for all products without regard to distribution channel. As a result, the component businesses within each operating segment share common internal design activities, third party fabric suppliers, third party “cut and sew” vendors, and common quality control.

3. The type or class of customer for their products and services

We reach end consumers in each operating segment (geographic region) through our distribution channels (component businesses). Our direct customers in the retail channel and the e-commerce channel are end users and, therefore, differ from the direct customers in the wholesale channel. However, a key aspect of our success in the wholesale channel is the “pull through” marketing investment to end consumers, which drives traffic into our wholesale customers. Thus, while we do have different classes of customers, our branding, marketing, product, and media investments are common to both classes. In addition, if we were to close a group of retail stores or lose a significant wholesale customer in a particular geographic region that resulted in a meaningful loss of net revenues or operating profitability, the distribution channels within the region would work in tandem to make up for that particular loss of business. Consequently, while the direct customers of our wholesale component differ from those of our retail and e-commerce components, all three components ultimately serve the same class of customer (the end user) with the very same product.

4. The methods used to distribute their products or provide their services

Quiksilver maintains distribution centers and logistics operations within each geographic region. These regional distribution and logistics functions service all components (distribution channels) within the region. The inventory in these regional distribution centers may be used to fulfill demand from any component (distribution channel). Thus, the component businesses in each segment share common fulfillment capability.

5. The nature of the regulatory environment

The component businesses in each of our operating segments are impacted by common regulations (tariffs, duties, taxes, country of origin limitations, labeling requirements, safety requirements) and are managed in an integrated fashion for consistent compliance.

6. Similar economic characteristics under ASC 350-20-55 (paragraphs 6 through 8)

Our component businesses (distribution channels) within each operating segment (geographic regions) are supported by common regional upstream process functions. These regional upstream process functions support all Quiksilver operations within a given geographic region, all of our brands, all of our product categories, and all of our distribution channels. These regional upstream process functions include product design, product sourcing and quality control, and the distribution and logistics functions noted above in addition to marketing and back office functions.

Regional and global marketing functions develop all brand concepts, create marketing messages, direct all sponsored events, and manage all sponsored athletes. Consequently, the component businesses in each segment have common brands and marketing to support their growth.

In addition to these common regional upstream process functions, the component businesses (distribution channels) within each of our operating segments are supported by common back office shared service centers. These shared service centers include information systems, human resources, finance, accounting, treasury, legal, insurance, customer service, warranty and returns processing. Consequently, the component businesses in each operating segment have common back office functions through a shared service model.

The component businesses (distribution channels) within each of our operating segments (geographic regions) leverage the same common assets to support their operations and growth. These common assets include:

•	Common brands, trademarks, intellectual property.

•	Common products, inventory.

•	Common marketing messages, spokespeople, events, advertising campaigns, point of sale materials.

•	Common digital assets used in integrated media campaigns where our retail store windows, website messages, and point of sale materials communicate a common brand/product message.

•	Common core IT systems.

•	Common inventory pool at distribution centers.

•	Common Quiksilver senior management and strategies.

•	Common regional upstream process functions.

•	Common back office shared service centers.

The component businesses (distribution channels) within each of our operating segments (geographic regions) face common external and competitive environmental factors. These environmental factors include:

•	Competitors. The component businesses in each of our operating segments face the same competitors. Within each segment, Quiksilver coordinates an integrated competitive response (pricing, marketing, promotion) which is aligned across all component businesses.

•	Economic conditions. The component businesses in each of our operating segments are impacted similarly by prevailing economic conditions and consumer spending patterns.

•	Fashion trends. The component businesses in each of our segments are challenged to react to the same fashion trends and consumer style adoption patterns.

•	Product costing factors. The component businesses in each of our operating segments are challenged to react to common product costing factors. As we maintain common Manufacturer Suggested Retail Pricing (MSRP) within each segment, the component businesses are managed in an integrated fashion in reacting to product costing changes and competitor activities.

•	Product pricing and discounting. The component businesses in each of our segments maintain common MSRP within each segment. Consequently, the component businesses coordinate both initial pricing and any markdowns or discounts offered in an integrated fashion.

The component businesses (distribution channels) within each of our operating segments (geographic regions) operate in a coordinated fashion, leveraging common upstream regional functions and common back office shared service centers to drive profitability. We believe that goodwill in each operating segment is recoverable as a result of the component businesses operating in an aligned and integrated fashion. It is commonplace for management to make decisions (pricing, product allocation, marketing campaigns, location of retail stores, liquidation of excess or obsolete inventory, capital allocation) which may be suboptimal for an individual component business (distribution channel) but are best for the operating segment (geographic region).

The economic characteristics of our component businesses (distribution channels) have areas of commonality and areas of difference. The retail and e-commerce channels sell directly to end consumers at MSRP, while our wholesale channel pricing is structured to provide our wholesale channel customers with a gross margin of approximately 50% when they sell at MSRP. Thus, the retail and e-commerce channels have higher initial gross margins, as all component businesses sell the same products and have the same product costs. Within each operating segment, the gross margin in the wholesale channel is typically between 40% and 50%, the gross margin in the retail channel is typically between 55% and 70%, and the gross margin in the e-commerce channel is typically between 60% and 70%. The retail and wholesale channels carry much heavier capital expenditure requirements and higher selling expense levels.

We do not allocate the marketing, general and administrative costs (MG&A) of the common upstream regional process functions, or the common back office shared service center costs, to the component businesses (distribution channels). Consequently, gross margin less direct selling expenses (“contribution margin”) is the best available comparison of profitability between distribution channels. On this basis, within each operating segment, the wholesale channel is more profitable than the retail and e-commerce channels (approximately 35% contribution margin for wholesale versus approximately 6% and 11% for retail and e-commerce, respectively).

We acknowledge that the “contribution margins” of our component businesses differ. However, consistent with our management structure, we do not allocate MG&A of the common upstream regional process functions or the common back office shared service center costs to the component businesses (distribution channels). It may be informative to note that if such an allocation were to occur, it would appropriately be founded on an activity-based methodology. Since the wholesale channel drives several key activities (much higher style counts, the need for salesman samples, credit and collection requirements, trade marketing, catalog development, etc.) which drive significant MG&A costs, an activity-based methodology would appropriately allocate significantly more costs to our wholesale component than would be expected using a simple sales mix methodology and would be expected to drive a wholesale operating margin closer to retail and e-commerce operating margins.

Aggregation

We believe that the information above highlights that there is substantial similarity among our component businesses in terms of: a) the nature of the products sold; b) the product development and sourcing processes involved; c) commonality of marketing and branding messages; d) product costs and MSRP; e) regulatory environment; f) shared distribution and logistics processes; and g) the manner and nature of operations in these component businesses. The above information also highlights that the component businesses extensively share assets and other resources, and that goodwill is best recoverable from the component businesses operating together in the integrated fashion in which they are being managed.

Consequently, based upon the guidance in FASB ASC 350-20-55-7, the aggregation of our component businesses (distribution channels) within each of our operating segments (geographic regions) is appropriate as the areas of differentiation are meaningfully outweighed by the areas of commonality.

During 2013 Quiksilver recruited a new Chief Executive Officer (CODM). Under his leadership we are transitioning toward a matrix approach to managing Quiksilver’s global operations, where brands, distribution channels, product categories as well as geographic regions are managed and monitored as important parts of our company. Our ongoing rollout of a global ERP system is supporting this transition. If our CODM information package changes in 2014 (or thereafter) as a result of this transition, we will continue to consider the guidance in ASC 280 and ASC 350, as well as other GAAP literature, in evaluating our operating segments and levels at which we perform goodwill impairment testing.

We anticipate filing our Form 10-K for FY 2013 before December 23. If possible, we would hope to have cleared any outstanding questions regarding our 2012 Form 10-K before then.

Please let us know if there is any additional information we can provide to assist the Staff in resolving these comments. Please feel free to call me at (714) 889-6007 or e-mail me at Richard.Shields@quiksilver.com.

Sincerely, QUIKSILVER, INC. /s/ Richard Shields Richard Shields Chief Financial Officer

cc:	Andrew P. Mooney, Chief Executive Officer

Brian McAllister, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Paul Rowe, O’Neil LLP

Charles Exon, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Michael Henry, Vice President, Worldwide Controller